Soundness. Profitability. Growth. 2014 ANNUAL REPORT County Bancorp Inc.

Letter to ShareholdersWilliam Censky Chairman of the Board Timothy Schneider CEO and President Dear Shareholders: Soundness. Profitability. Growth. These attributes have been the hallmark of our organization since its inception, and it is this focus that has helped shape the success of County Bancorp, Inc. This steadfast commitment came to fruition earlier this year when County Bancorp, Inc. became a public company traded on the NASDAQ market. So it is with great pleasure that we are able to share our 2014 highlights with you in this annual report, our first as a public company. 2014 Company Performance 2014 was an outstanding year for your company! The company finished with a record net income level at $8.2 million, an increase of 17.1% from 2013, along with loan growth of $79 million. The return on average common equity for 2014 was 11.37%, compared to 10.47% for 2013. The loan growth in particular was very strong in the fourth quarter of 2014, with a focus on growing both the agricultural and commercial loan portfolios and solid efforts from our existing bankers. Our asset quality continues to improve, as can be seen by our non-performing asset (NPA) levels declining to 2.4% for year-end 2014 as compared to 2.9% for year-end 2013. This decline in NPAs has also led to reduced collection costs, which is further supporting the strong bottom line. We have continued to maintain a strong net interest margin at 3.29% for year-end 2014, versus 3.35% for year-end 2013. In this historically low interest rate environment, we have been able to maintain our margin, which is the largest portion of our income. In addition, we recently announced our first ever quarterly common shareholder dividend of 4 cents per share payable on March 13, 2015 for shareholders of record as of March 2, 2015. Earnings per diluted common share for 2014 ended at $1.69; an increase of 18.2% (compared to yearend 2013). Creating Shareholder Value Your company has always been focused on creating shareholder value for our stockholders. As you know, a major step taken in this direction in early 2015 was the move to take the company public on the NASDAQ Global Market – County Bancorp, Inc. (NASDAQ:ICBK). We feel that taking the company public more accurately reflects the market value of your shares, allows for future access to capital and provides long-term shareholder liquidity. ICBK was the call symbol chosen to connect the bank (Investors Community Bank) to the holding company (County Bancorp, Inc.), as we are most commonly known in the marketplace as Investors Community Bank. Company Recognition Back in 2007 your bank was awarded with the Small Business/ Industry of the Year Award by The Chamber of Manitowoc County in recognition of our overall achievements in the market. At the Chamber’s recent annual dinner, we were awarded the 2014 Large Business/Industry of the Year Award, again recognizing our accomplishments and activity in the community. Your bank now has more than 100 employees and offices in Manitowoc and Stevens Point, as well as Loan Production Offices in Eau Claire, Darlington and most recently Fond du Lac. We are also in the process of designing and building a new banking center office in Stevens Point. Since our entrance into the Stevens Point market, we have been renting an existing facility; however, given the growth we have seen in that market we determined it was time to construct our own facility. Plans are for this new office to be open in fall of 2015. Ag and Business Banking Highlights Our primary focus continues to be on agricultural banking throughout the state of Wisconsin and business banking in our core markets of Northeastern Wisconsin and Central Wisconsin. The overall loans serviced portfolio has crossed the $1 billion dollar mark during 2014. On balance sheet loans totaled $648 million at year end 2014. The solid off balance sheet growth has led to continued strong non-interest income for the bank in the form of loan servicing fees and rights. As can be seen by the map included in the annual report (see page 6) we had a relationship in 61 out of the 72 counties in the State of Wisconsin. We continue to see solid growth in both ag and commercial portfolios at the bank and plan to add resources on the business banking side in 2015 to keep pace with the extraordinary growth on the ag side of the bank. People Bank with People, not with Banks Our business, not unlike most other businesses, is driven by the strength of our team and the people we employ. We remain committed to hiring and retaining the best people in the industry and will continue to focus on the people side of our business. We truly appreciate your support of our organization, whether you are an original shareholder, bought shares along the way or most recently joined our shareholder ranks through our Initial Public Offering. We have always been, and remain committed to, Soundness, Profitability and then Growth as our core guiding principles. PAGE 1

Directors & Advisory Board Bank Officers Senior Management William C. Censky Chairman of the Board Timothy J. Schneider President Gary R. Abramowicz Chief Financial Officer and Treasurer Mark A. Miller Secretary and Securities Compliance Officer 2014 Board of Directors County Bancorp Inc. / Investors Community Bank William C. Censky Investors Community Bank Mark R. Binversie Investors Community Bank Timothy J. Schneider Investors Community Bank Wayne D. Mueller Investors Community Bank Carmen L. Chizek Chizek Transport, Inc. Lynn D. Davis, Ph.D. Nutrition Professionals, Inc. Edson P. Foster Foster Needle Co., Inc. Andrew J. Steimle Steimle Birschbach LLC Kenneth R. Zacharias, CPA Schenck Business Solutions Gary J. Ziegelbauer Triangle Distributing, Inc. Stevens Point Advisory Board Bill Wolfe Wisconsin River Cranberry & Lester Cranberry Ken Turzinski DMK, Inc. Augusto (Tito) Alinea Stevens Point Anesthesia Dan Bukowski Markit, N.A. and DigiCopy, Inc. Bill Mullins Mullins Cheese Investors Community Bank Officers William Censky, Executive Chairman of the Board Timothy Schneider, Chief Executive Officer Mark Miller, Secretary of the Board, Vice President – Chief Risk Officer & Bank Counsel Mark Binversie, President Gary Abramowicz, Executive Vice President – Chief Financial Officer David Coggins, Executive Vice President – Agricultural Banking Thomas Detienne, Executive Vice President – Business Banking Terry Schott, Regional President Central Wisconsin Craig Mayo, Vice President – Chief Credit Officer Patricia Schneider, Vice President – Operations Valerie Spindler, Vice President – Controller Susan Smith, Vice President – Human Resources Brian Hoskens, Vice President – Agricultural Banking Christopher Schneider, Vice President – Agricultural Banking Keith Schultz, Agricultural Banking Officer Tony Betley, Agricultural Banking Officer Roger Sinkula, Agricultural Banking Officer Mark Ludtke, Agricultural Banking Officer Steve Fleming, Senior Agricultural Banking Officer Trever Athorp, Senior Agriculture and Business Banking Officer David Diedrich, Vice President – Business Banking Jeffrey Jagodinsky, Senior Business Banking Officer Paul Kuplic, Senior Business Banking Officer Mark Maurer, Vice President – Business Banking Lori Webster, Assistant Vice President – Compliance Officer Lynn Kiel, Assistant Vice President – Retail Lending Lori Megow, Assistant Vice President – Banking Services Manager Cyrene Wilke, Assistant Vice President – Manager of Loan Operations Michael Hostak, Assistant Vice President – Information Technology Manager Mary Boeckman, Loan Quality Control Specialist Jeff Hebert, Bank Systems Manager Nicole Bahn, Senior Special Assets Officer Scott Schroeter, Ag Credit Manager Sharon Slager, Business Credit Manager Tim Schneider, CRA Officer Patricia Schneider, Security Officer Patricia Schneider, BSA Administrator PAGE 2

Selected Financial Highlights COUNTY BANCORP, INC. AND SUBSIDIARIES December 31, 2014 and 2013 (Unaudited) *Additional financial information is available upon request or can be viewed at www.ICBK.com (click on Investor Relations button in upper left corner) PAGE 3 2014 2013 (dollars in thousands except per share data) Results of operations: Interest and dividend income $ 30,897 $ 31,972 Inleresl expense 7,537 8,513 Net interest income before loan losses 23,360 23,459 Provision for loan losses 589 4,200 Net interest income after provision for loan losses 22,771 19,259 Noninterest income 7,148 8,857 Noninterest expense 17,025 16,964 Income before provision (benefit) for income taxes 12,894 11,152 Income tax provision (benefit) 4,684 4,140 Net income $ 8,210 $ 7,012 Per Share Data: Net income per share (basic) $ 1.73 $ 1.45 Net income per share (diluted) 1.69 1.43 Book value per share al end of year 16.01 14.28 Performance Ratios: Return on average assets 1.10% 0.94% Return on average common shareholders’ equity 11.37% 10.47% Nel inleresl margin 3.29% 3.35% Net interest spread 3.07% 3.15% Noninleresl income Lo average assels 0.96% 1.19% Noninterest expense to average assets 2.28% 2.24% Net overhead ratio 1.32% 1.05% Efficiency ralio 50.99% 47.43% Asset Quality Ratios: Nonperforming loans to total loans 1.78% 1.06% Allowance for loan losses Lo: Gross loans 1.64% 1.84% Nonperfonning loans 91.76% 173.30% Net charge-offs to average loans 0.08% 1.05% Nonperforming assets to total assets 2.42% 2.92% Capital Ratios: Shareholders’ common equity to assets 9.33% 8.42% Tier 1 risk-based capital (Bank) 15.51% 16.18% Tolal risk-based capilal (Bank) 16.77% 17.44% Leverage ratio (llank) 13.96% 12.81% *Additional financial information is available upon request or can be viewed at www.ICBK.com (click on Investor Relations button in upper left corner)

Consolidated Balance Sheets PAGE 4 COUNTY BANCORP, INC. AND SUBSIDIARIES December 31, 2014 and 2013 (Unaudited) *Additional financial information is available upon request or can be viewed at www.ICBK.com (click on Investor Relations button in upper left corner) 2014 2013 (dollars in thousands) ASSETS Cash and cash equivalents $ 10,480 $ 71,780 Securilies available for sale, al fair value 81,282 73,007 FHLB Stock, at cost 1,252 1,252 Loans held for sale 4,114 7,352 Loans, net of allowance for loan losses of $10,603 in 2014 and $10,495 in 2013 637,519 558,643 Premises and equipment, net 4,596 4,235 Loan servicing righls 7,746 7,529 Other real estate owned, net 7,137 16,083 Cash surrender value of bank owned life insurance 10,863 10,577 Deferred tax asset, net 2,321 3,323 Accrued interest receivable and other assets 4,446 4,039 Total assets $ 771,756 $ 757,820 LIABILITIES Deposits: Noninterest-hearing $ 81 ,534 $ 57,231 Inleresl-bearing 523,935 559,077 Total deposits 605,469 616,308 Other borrowings 23,857 14,169 Advances from FHLB 28,000 22,000 Subordinaled deb en Lures 12,372 12,372 Accrued interest payable and other liabilities 7,01 5 6,162 Total liabilities $ 676,713 $ 671,011 Small Business Lending Fund redeemable preferred slock-variable rale, noncumulalive, nonparticipating, $1,000 stated value; 15,000 shares authorized, 15,000 shares issued $15,000 redemplion amounl $ 15,000 $ 15,000 SHAREHOLDERS’ EQUITY Preferred slock-variable rale, non-cumulalive, nonparlicipaling, $1,000 slaled value; 15,000 shares authorized; 8,000 shares issued in 2014 and 2013 8,000 8,000 Common stock-$0.01 par; 50,000,000 authorized; 4,908,560 shares issued and 4,498,790 shares outstanding in 2014 and 4,818,800 shares issued and 4,468,820 shares outstanding in 2013 5 5 Surplus 16,970 16,004 Retained earnings 59,254 51,514 Treasury slock, al cosl 409,770 and 349,980 shares, respeclively (4,572) (3,683) Accumulated other comprehensive income (loss) 386 (31) Total shareholders’ equity 80,043 71,809 Total liabilities and shareholders’ equity $ 771,756 $ 757,820 *Additional financial information is available upon request or can be viewed at www.ICBK.com (click on Investor Relations button in upper left corner)

Consolidated Statements of Operations PAGE 5 COUNTY BANCORP, INC. AND SUBSIDIARIES For the years ended December 31, 2014 and 2013 (Unaudited) *Additional financial information is available upon request or can be viewed at www.ICBK.com (click on Investor Relations button in upper left corner) 2014 2013 (dollars in thousands except per share data) INTEREST AND DIVIDEND INCOME Loans, including fees $ 29,416 $ 30,614 Taxable securities 897 745 Tax-exempt securities 474 501 rederal funds sold and other 110 112 Total interest and dividend income 30,897 31,972 INTEREST EXPENSE Deposits 6,154 6,683 Federal funds purchased and other borrowed funds 903 1,302 Subordinated debentures 480 528 Total interest expense 7,537 8,513 Net interest income 23,360 23,459 Provision for loan losses 589 4,200 Net interest income after provision tor loan losses 22,771 19,259 Non-interest income Services charges 788 756 Gain on sale ofloans, net 321 521 Loan servicing fees 4,938 5,895 Other 1,101 1,685 Tolal non-inleresl income 7,148 8,857 Non-interest expense Employee compensation and bcnctlts 10,209 8,938 Occupancy 299 290 Other 6,517 7,736 Tolal non-interest expense 17,025 16,964 Income before income taxes 12,894 11 ,152 Income tax expense 4,684 4,140 NET INCOME $ 8,210 $ 7,012 NET INCOME PER SHARE: Basic $ 1.73 $ 1.45 Diluted $ 1.69 $ 1.43 *Additional financial information is available upon request or can be viewed at www.ICBK.com (click on Investor Relations button in upper left corner)

Indicates counties where ICB has loan relationships as of 12/31/14

Branches Manitowoc Stevens Point

860 N. Rapids Rd. 3273 Church St.

Manitowoc WI Stevens Point WI

Loan Production Offices: Darlington, Eau Claire, Fond du Lac

Our Founders

At County Bancorp, Inc. we have a great story to tell that starts with our founders — Mark Binversie, Tim Schneider, Bill Censky and Wayne Mueller. As the foundation of County Bancorp, Inc., it was these banking entrepreneurs who saw that the business of banking was changing and in 1997 started Investors Community Bank. We’re proud to say that we have stayed true to the guiding principles of our founders — Soundness, Profitability and Growth — principles that will successfully lead us into the future.

Annual Meeting Tuesday, May 19, 2015 at 6 PM at the Silver Lake College Franciscan Center

Atrium, 2406 S. Alverno Rd., Manitowoc

Corporate Headquarters 860 North Rapids Rd., PO Box 700, Manitowoc WI 54221-0700, (920) 686-9998,1-888-686-9998 Transfer Agent Computershare Trust Company, N.A.; 211 Quality Circle, Suite 210; College Station, TX 77845

Stock Listing County Bancorp, Inc. common stock is traded on the NASDAQ Global Market under the symbol “ICBK”

Shareholder website www.ICBK.com (click on Investor Relations button in upper left corner)

Investor Relations Shareholders, analysts, the news media and others desiring general information about the Company or its subsidiaries may contact Timothy J. Schneider, CEO, at the corporate headquarters.

This report includes “forward-looking statements,” including with respect to the proposed initial public offering. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this document is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained here. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “plan,” “seek,” “comfortable with,” “will,” “expect,” “intend,”

“estimate,” “anticipate,” “believe” or “continue” or the negative thereof or variations thereon or similar terminology. Any forward-looking information presented herein is made only as of the date of publication of this annual report, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.